HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                               (303) 839-0061
--

Will Hart

                               September 14, 2011


Parker Morrill
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-1
            File No. 333-174194


     This  office  represents   Vanguard  Energy  Corporation  (the  "Company").
Amendment No. 3 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated August 19, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                     Page Number
                                                                     -----------

1.     Comment complied with.                                               F-1

2.     Comment complied with.                                                 4

3.     Comment complied with.                                                 7

4.     Comment complied with.                                          25, F-16

5.     The form of lock-up agreement is Exhibit B to the
       Underwriting Agreement, which was filed with the
       original Registration Statement (Exhibit 1.1). The
       lock-up agreements have not yet been signed (nor
       for that matter, has the underwriting agreement
       been signed). The signed lock-up agreements will
       typically be delivered to the underwriter when the
       underwriting agreement is signed.                                     --

6.     Comment complied with.                                                47

7.     Comment complied with.                                        Exhibit 99

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     If you should have any questions  concerning the  foregoing,  please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           By /s/ William T. Hart
                                              -------------------
                                              William T. Hart

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